June 13, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

        Re: NuCana plc
            Registration Statement on Form F-3
            Filed August 15, 2024
            File No. 333-281576
Dear Hugh S. Griffith:

      It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or
      file a request for withdrawal.
       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.

        Please contact Chris Edwards at 202-551-6761 with any questions.



                                                             Sincerely,
 June 13, 2025
Page 2

                                    Division of Corporation Finance
                                    Office of Life Sciences


cc:   Corporation Service Company
      CERTIFIED MAIL
      RETURN RECEIPT REQUESTED